Exhibit 99.B(d)(45)

November 15, 2016

Salvatore Faia
President

The RBB Fund, Inc.

c/o US Bancorp Fund Services
615 E. Michigan St.

Milwaukee, WI 53202

Re:     The RBB Fund, Inc. - Matson Money, Inc., Matson Money U.S. Equity VI Portfolio, Matson Money International Equity VI Portfolio, and Matson Money Fixed Income VI Portfolio (the “Portfolios”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Matson Money, Inc. (the “Adviser”) agrees that in order to maintain the established expense ratios of the Portfolios of The RBB Fund, Inc., the Adviser shall, until further notice, but in no event tenninating before December 31, 2017, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which each Portfolio’s total operating expenses (other than brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.13%, 1.35%, and 1.00% of the average daily net assets of the Matson Money, Inc. Matson Money U.S. Equity VI Portfolio, Matson Money International Equity VI Portfolio, and Matson Money Fixed Income VI Portfolio, respectively.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Portfolio expenses at any time in the future.

MATSON MONEY, INC.

By:
Name:
Title:

Your signature below acknowledges acceptance of this Agreement:

By:
Salvatore Faia
President
The RBB Fund, Inc.